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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Geerlings & Wade, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

368473104

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Investors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    XX

(b)

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 696,665
7. Sole Dispositive Power 0
8. Shared Dispositive Power 696,665

9. Aggregate Amount Beneficially Owned by Each Reporting Person 696,665

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 18.03%

12. Type of Reporting Person (See Instructions) OO, IA

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Investors

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    XX

(b)

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 696,665
7. Sole Dispositive Power 0
8. Shared Dispositive Power 696,665

9. Aggregate Amount Beneficially Owned by Each Reporting Person 696,665

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 18.03%

12. Type of Reporting Person (See Instructions) CO

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Banner Partners Minaret

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 0

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 0%

12. Type of Reporting Person (See Instructions) PN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

William C. Edwards

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 0

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 0%

12. Type of Reporting Person (See Instructions) IN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Alan R. Brudos

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 0

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 0%

12. Type of Reporting Person (See Instructions) IN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

William Leland Edwards

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    XX

(b)

3. SEC Use Only

4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 24,105
6. Shared Voting Power 696,665
7. Sole Dispositive Power 24,105
8. Shared Dispositive Power 696,665

9. Aggregate Amount Beneficially Owned by Each Reporting Person 720,770

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 18.66%

12. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Micro Cap Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    XX

(b)

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 356,900
7. Sole Dispositive Power 0
8. Shared Dispositive Power 356,900

9. Aggregate Amount Beneficially Owned by Each Reporting Person 356,900

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 9.24%

12. Type of Reporting Person (See Instructions) PN

Item 1.

(a) Name of Issuer

Geerlings & Wade, Inc. (the "Issuer")

(b) Address of Issuer's Principal Executive Offices

960 Turnpike Street, Canton, MA 02021

Item 2.

(a) The names of the persons filing this statement are Palo Alto Investors, LLC, a California limited liability company ("LLC"), Palo Alto Investors, a California corporation ("PAI"), Micro Cap Partners, L.P., a Delaware limited partnership ("Micro Cap"), William Leland Edwards ("Edwards"), Banner Partners Minaret, a California limited partnership ("Banner"), William C. Edwards ("WCE") and Alan R. Brudos ("Brudos") (collectively, the "Filers"). Banner Partners Minaret has been dissolved and the Stock it beneficially owned has been distributed to its partners, none of whom beneficially owns more than 5% of the Stock [TRUE?]. Banner Partners Minaret and its general partners WCE and Brudos, will no longer file Schedule 13G reports with respect to the Stock unless any of them individually beneficially owns more than 5% of the Stock.

(b) The principal business address of LLC, PAI, Micro Cap and Edwards is 470 University Avenue, Palo Alto, CA 94301

The principal address of Banner, WCE and Brudos is 3000 Sand Hill Road, Bldg. 1, Suite 190, Menlo Park, CA 94025

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 368473104.

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ X ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E). One of the reporting persons, LLC, is a registered investment adviser and is filing pursuant to Rule 13d-1(b).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]. *

* See Item 2 and cover pages for Banner Partners Minaret, WCE and Brudos.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

LLC is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. PAI is the manager of LLC. Edwards is the controlling shareholder of PAI. LLC is the general partner of Micro Cap, which is an investment limited partnership. WCE and Brudos are the general partners of Banner. A portion of Banner's assets is managed by LLC pursuant to an investment management agreement, and this filing pertains, with respect to Banner, only to that portion of Banner's assets that is managed by LLC. No single client account of LLC, other than Micro Cap and Banner, owns more than five percent of the outstanding Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

LLC, PAI and Edwards constitute a group as defined in Rule 13d-5(b)(1). Micro Cap, WCE, Brudos and Banner are filing jointly and disclaim membership in a group.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

By signing below, each of the reporting persons certifies that, to the best of that person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business, and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities, and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2002

PALO ALTO INVESTORS By: William L. Edwards, President	MICRO CAP PARTNERS, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: William L. Edwards, President
William L. Edwards	PALO ALTO INVESTORS, LLC By: Palo Alto Investors, Manager By: William L. Edwards, President
WILLIAM C. EDWARDS By: William L. Edwards, Attorney-in-Fact	BANNER PARTNERS MINARET, L.P. By: William L. Edwards, General Partner By: William L. Edwards Attorney-in-Fact By: Alan R. Brudos, General Partner By: William L. Edwards Attorney-in-Fact
ALAN R. BRUDOS By: William L. Edwards, Attorney-in-Fact

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of Geerlings & Wade, Inc., until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint William L. Edwards as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

DATED: February 5, 2001

William L. Edwards PALO ALTO INVESTORS

By: William L. Edwards,

President

PALO ALTO INVESTORS, LLC MICRO CAP PARTNERS, L.P.

By: Palo Alto Investors, By: Palo Alto Investors, LLC,

Manager General Partner

By: William L. Edwards, By: Palo Alto Investors,

President Manager

By: William L.Edwards,

President

William C. Edwards BANNER PARTNERS MINARET, L.P.

Alan R. Brudos By: William C. Edwards,

General Partner

By: Alan R. Brudos,

General Partner